UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER:  1-8467

CUSIP NUMBER:

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]Form N-SAR

For Period Ended: June 30, 2003

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	BMC Industries, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	One Meridian Crossings, Suite 850
City, State and Zip Code	Minneapolis, MN 55423

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company requires additional time for internal and external review of appropriate disclosures. The delay is caused by the complexity of the accounting issues relating to our decision to contract the operations of the Buckbee-Mears group into our Cortland, N.Y. facility and to reclassify our German mask operations as discontinued operations. The Company was unable to complete analysis of all financial and non-financial information needed to be included in the report in time to permit the Company's auditors to complete their review of the financial statements prior to August 14, 2003.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Curtis E. Petersen (Name)	952 (Area Code)	851-6030 (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s).     [X] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2003, revenues were significantly lower than in the 2002 period, principally resulting from continued softness in the Company's markets. Net loss was significantly higher than in the 2002 period. Impairment charges relating to various assets and a loss on disposal of discontinued operations contributed significantly to the losses. The levels of these charges are subject to continued review and will be reported in the Form 10-Q report.

                  BMC Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2003	By:	/s/Curtis E. Petersen
Curtis E. Petersen
Senior Vice President and Chief Financial Officer